FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding the self-evaluation report on corporate governance and rectification plan of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on June 20, 2007.

OVERSEAS REGULATORY ANNOUNCEMENT

SELF-EVALUATION REPORT ON CORPORATE GOVERNANCE AND RECTIFICATION PLAN

In accordance with the Notice on Strengthening Corporate Governance of Listed Companies and the Notice on Supervision on Corporate Governance of Listed Companies within the Jurisdiction of Beijing Securities Regulatory Bureau (the “BSRB”), as promulgated by China Securities Regulatory Commission (the “CSRC”) and BSRC respectively, Huaneng Power International, Inc. (the “Company”) has set up a working team to review and evaluate the current status of its corporate governance and, based on the evaluation results and the advice from legal counsel and outside auditor, made a self-evaluation report on corporate governance and rectification plan.

The following is a summary of the self-evaluation report on corporate governance and rectification plan. Details of the self-evaluation report on corporate governance and rectification are posted on the website of the Shanghai Stock Exchange at www.sse.com.cn.

The Company has evaluated the various aspects of the current status of its corporate governance, including but not limited to, independence from controlling shareholder, influence of institutional investors, non-competition, related party transaction, procedures of shareholders’ meeting, composition and responsibilities of board of directors, board of supervisors and management, internal controls, internal audit and information disclosure.

Based on the evaluation, the Company has concluded that its current corporate governance is in full compliance with the applicable Chinese laws and administrative regulations and rules in substantially all material aspects. However, it found that certain provisions in some internal rules, including the Internal Rules of Investor Relationship, the Internal Rules of Outside Information Disclosure and the Internal Rules on Internal Report Relating to Outside Information Disclosure, do not meet the requirement of the Administrative Rules of Information Disclosure by Listed Companies recently promulgated by the CSRC and other applicable laws and regulations.

To rectify the above-mentioned non-compliances, the Company has designated the Securities and Financing Department to formulate the amendments to the Internal Rules of Investor Relationship, the Internal Rules of Outside Information Disclosure and the Internal Rules on Internal Report Relating to Outside Information Disclosure by June 8, 2007, which will be submitted to the board of directors for approval by June 30, 2007.

By Order of the Board Huaneng Power International, Inc. Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC

20th June 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	June 22, 2007